 U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-28347

CUSIP NUMBER 68232J105

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☒ Form 10-Q and 10-QSB	☐ Form N-SAR

For Period Ended: March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:	OncoVista Innovative Therapies, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):	14785 Omicron Drive, Suite 104,

City, State and Zip Code:	San Antonio, Texas 78245

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date ☒; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable. ☐

97130

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra sheets, if needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Alexander L. Weis	(210)	677-6000

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

OncoVista Innovative Therapies, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By	/s/ Alexander L. Weis
Name: Alexander L. Weis, Ph.D.
Title: Chief Executive Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

We anticipate that we will report significant changes in our results of operations for the quarter ended March 31, 2009 as compared to the same period in the prior fiscal year.  Based on the information available to us at this time, we believe that the unaudited financial results for quarter ended March 31, 2009 include the following:

Revenues. Revenues were approximately $178,000 for the three months ended March 31, 2009, an increase of 124% as compared to approximately $79,000 for the three months ended March 31, 2008.  Our revenues reflect royalties earned from the sale of diagnostic kits, licensing and research and development revenue. The increase in revenue in the three months ended March 31, 2009 is primarily attributable to an increase in sales from diagnostic kits.  AdnaGen AG has executed several non-exclusive distribution agreements to sell kits in the European territory.

Research and development.  Research and development expenses decreased by approximately $373,000, or 36%, to approximately $0.7 million for the three months ended March 31, 2009, as compared to approximately $1.0 million for the three months ended March 31, 2008.  The decrease in 2009 was primarily due to the scaling back of our research and development operations as a result of the unavailability of sufficient capital resources and AdnaGen’s cash needs.

General and administrative.  General and administrative expenses decreased by approximately $139,000 to approximately $1.1 million for the three months ended March 31, 2009 or 11% compared to approximately $1.3 million for the three months ended March 31, 2008.  In 2009, the decrease was due primarily to reduced costs for legal and professional services, partially offset by an increase in stock compensation expense attributable to options granted during the period.

Other Income (Expense). Other income (expense) increased 435% to income of approximately $66,000 for the three months ended March 31, 2009 from approximately $(21,000) for the three months ended March 31, 2008.  In 2009, the increase was due primarily to the recognition of a gain recorded for the adjustment to the derivative liability related to the bridge round of debt financing that we completed in January 2009, as well as increases in foreign currency transaction losses.  These increases were partially offset by a decrease in interest income as a result of lower average cash and cash equivalent balances.

Net Income (Loss). As a result of the foregoing, our net loss decreased by approximately $0.7 million or 31% to approximately $1.6 million for the three months ended March 31, 2009 from a net loss of approximately $2.3 million for the three months ended March 31, 2008.

The foregoing is qualified in its entirety by reference to our unaudited financial statements to be filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2009.